Halcón Resources Corporation

1000 Louisiana St., Suite 6700

Houston, Texas 77002

Telephone (832) 538-0300

April 12, 2013

[Via EDGAR]

Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE 100

Washington, DC 20549

Re:                             Halcón Resources Corporation

                                                Registration Statement on Form S-4

                                                Filed March 8, 2013

                                                File No. 333-187139

Dear Ms. Parker:

Set forth below are the responses of Halcón Resources Corporation (the “Company,” “we,” “us” or “our”) and the additional registrant guarantors (together with the Company, the “Registrants”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2013 (the “Comment Letter”), with respect to the Registration Statement on Form S-4, File No. 333-187139, filed with the Commission on March 8, 2013 (the “Registration Statement”).

Concurrently with this letter, the Registrants are electronically submitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933, as amended. The Amendment includes revisions made in response to comments of the Staff contained in the Comment Letter.

For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

General

1.                 We note that you are registering the 9.750% Senior Notes due 2020 and the 8.875% Senior Notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp. SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

We acknowledge the Staff’s comment and, concurrently with the filing of this letter and Amendment, have filed with the Commission via EDGAR a supplemental letter that is responsive thereto.

The Exchange Offers, page 21

Terms of the Exchange Offers; Period for Tendering Old Notes, page 21

2.                 We note the disclosure indicates that you will return notes not accepted for exchange “as promptly as practicable” after the expiration or termination of the exchange offer. Exchange Act Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise your disclosure here and throughout the document, as necessary.

Response:

We have revised the Registration Statement, in each place where the relevant disclosure appears, to indicate that we will exchange the notes or return the old notes “promptly” upon expiration or termination of the exchange offer, as applicable. Please see pages 21 and 23 of the Amendment.

Thank you for providing us with the opportunity to respond to these comments.  Should you have any questions or wish to discuss our responses further, please feel free to contact the undersigned at (832) 538-0514 or Harry R. Beaudry of Mayer Brown LLP, whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

In providing this response, the Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David S. Elkouri
David S. Elkouri
Executive Vice President and General Counsel

cc:	Karina V. Dorin, Securities and Exchange Commission
William T. Heller IV, Mayer Brown LLP